Filed via EDGAR    October 18, 2017

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and
Exchange Commission
100 “F” Street, NE
Washington, D.C. 20549

Re:    DineEquity, Inc.
Form 10-K for the Year Ended December 31, 2016
Response Dated September 27, 2017
File No. 001-15283

Dear Ms. Raminpour:

As the Interim Chief Financial Officer of DineEquity, Inc., I am providing our responses to the Staff’s comments raised in its letter dated October 3, 2017. For ease of reference, the Staff’s comments are reproduced below in its entirety. The specific requests for additional information are reiterated prior to each of the Company’s responses.

Notes to the Consolidated Financial Statements

Note 17. Segment Reporting, page 85

1. We note from your response to our prior comment 2 that you identify Applebee’s and IHOP as separate operating segments but believe aggregation of these two segments is appropriate under the guidance in ASC 280. Your consideration of the criteria that they are economically similar includes the fact that Applebee’s gross margin in 2016 was 95.8% and IHOP’s gross margin was 98.1%, however, based on your disclosures on page 38 within MD&A, it appears that Applebee’s segment profit for 2016 was 94.6% and IHOP’s segment profit was 87.4%. Please clarify these differences. We further note that in looking at 2014 and 2015, it appears that Applebee’s segment profit has declined, while IHOP’s segment profit has increased. In light of the fact that we believe historical periods, as well as future projections should be taken into account in determining whether two segments are economically similar, please provide us segment profit data for the five years prior to 2016, as well as your future projections.

We note also in your response that key performance indicators reviewed by management are changes in same-restaurant sales and net franchise restaurant development. However, we note from your disclosure on page 30 that these amounts do not appear similar for the two brands. Please explain to us how you consider these measures in your evaluation of whether the two operating segments are economically similar. As part of your response, please provide us historical and projected data for each of these measures as they relate to the Applebee’s and IHOP restaurant concepts.
Following are the Company’s responses to the Staff’s request for additional information:

Your consideration of the criteria that they are economically similar includes the fact that Applebee’s gross margin in 2016 was 95.8% and IHOP’s gross margin was 98.1%, however, based on your disclosures on page 38 within MD&A, it appears that Applebee’s segment profit for 2016 was 94.6% and IHOP’s segment profit was 87.4%. Please clarify these differences.

Within the context of our response of September 27, 2017 to your prior comment 2, we discussed three types of revenue collected from franchisees of the Applebee’s and IHOP brands: royalties, franchise fees and development fees (defined as “franchise revenue” in the context of the response), advertising fees (“advertising fees”) and IHOP sales of proprietary dry mix for its pancakes and waffles to its franchisees (“dry mix revenue”). We indicated that the Applebee’s and IHOP gross margins on franchise revenues as defined above were 95.8% and 98.1%, respectively.

The referenced disclosures on page 38 within MD&A present segment profit on all revenues generated by franchise operations. In our response to your prior comment 2, we noted with dry mix activity included, the IHOP gross margin on franchise revenue for the year ended December 31, 2016 was 87.4%, which agrees with the IHOP segment profit percentage the Staff noted in the disclosures on page 38 within MD&A.

The Applebee’s disclosures on page 38 include revenue and expenses related to certain franchisee support functions. Since the total revenue from this activity represented less than 1% of all franchise operations revenue (the $484.4 million disclosed on page 38 for the year ended December 31, 2016), we did not address this activity in our original response due to its insignificance. Because this activity generates minimal net margin, its inclusion on page 38 results in the difference between the Applebee’s 95.8% gross margin on royalties, franchise fees and development fees noted in our original response and the Applebee’s segment profit of 94.6% the Staff noted on page 38.

. . . please provide us segment profit data for the five years prior to 2016, as well as your future projections.

The historical gross margins on royalties, franchise fees and development fees of Applebee’s (“APPB”) and IHOP from 2011-2016 and the projected gross margins on royalties, franchise fees and development fees for 2017-2018 are as follows:

	2018	2017	2016	2015	2014	2013	2012	2011
APPB	97.4%	97.5%	95.8%	98.7%	98.7%	98.5%	98.4%	99.6%
IHOP	97.7%	96.8%	98.1%	98.0%	96.8%	97.3%	96.2%	97.0%

The historical segment profit on all franchise revenues of Applebee’s and IHOP, as presented in MD&A from 2011-2016, and the projected segment profit on all franchise revenues for 2017-2018 are as follows:

	2018	2017	2016	2015	2014	2013	2012	2011
APPB	95.3%	95.5%	94.6%	97.2%	97.3%	97.1%	97.0%	98.3%
IHOP	87.4%	86.3%	87.4%	86.3%	84.6%	84.7%	82.4%	82.6%

Please note that the projected data for the 2017-2018 time frame presented above is from our planning and budgeting information prepared during 2016 that was used in evaluating disclosures made in our Form 10-K for the year ended December 31, 2016.

Please explain to us how you consider these measures [changes in same-restaurant sales and net franchise restaurant development] in your evaluation of whether the two operating segments are economically similar.

While the Company views changes in same-restaurant sales and net franchise restaurant development as key performance metrics for each brand, the Company does not view them as economic measures in and of themselves because they are statistical, not financial, information. Rather, they are instead just components that factor into what ultimately becomes the franchise revenue of each brand. Therefore, they are not the primary drivers of the CODMs analysis with respect to evaluating performance.

As part of your response, please provide us historical and projected data for each of these measures [changes in same-restaurant sales and net franchise restaurant development] as they relate to the Applebee’s and IHOP restaurant concepts.

The historical increase/(decrease) in domestic same-restaurant sales for Applebee’s and IHOP from 2011-2016 and the projected increase/(decrease) in domestic same-restaurant sales for 2017-2018 are as follows:

	2018	2017	2016	2015	2014	2013	2012	2011
APPB	0.5%	(2.00)%	(5.00)%	0.2%	1.2%	(0.30)%	1.2%	2.0%
IHOP	1.4%	2.5%	(0.10)%	4.5%	3.9%	2.4%	(1.60)%	(2.00)%

The historical net franchise restaurant development/(reduction) for Applebee’s and IHOP from 2011-2016 and the projected net franchise restaurant development/(reduction) for 2017-2018 are as follows:

	2018	2017	2016	2015	2014	2013	2012	2011
APPB	(24)	(36)	(17)	16	6	(23)	15	9
IHOP	85	86	50	33	30	36	31	46

As with the margin data presented above, the projected data for the 2017-2018 time frame on changes in same-restaurant sales and net franchise restaurant development is from our planning and budgeting information prepared during 2016 that was used in evaluating disclosures made in our Form 10-K for the year ended December 31, 2016.

With respect to our segment reporting within the financial statements, the Company believes aggregation of the Applebee’s and IHOP operating segments is appropriate under the guidance in ASC 280-10-50-11 for the reasons presented in our response letter dated September 27, 2017.

We hope our response appropriately addresses the Staff’s comments. Please contact me at (818) 637-3628 or via email at gregg.kalvin@dineequity.com should you require additional information or have any questions.

Sincerely,

/s/ Greggory H. Kalvin

Greggory H. Kalvin
Interim Chief Financial Officer